UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

(Rule 13e-100)

Transaction Statement under Section 13(e) of the Securities

Exchange Act of 1934 and Rule 13e-3 thereunder

Rule 13e-3 Transaction Statement under Section 13(e) of the

Exchange Act of 1934

(Amendment No. 2—Final Amendment)

Fuer International, Inc.

(Name of Issuer)

Li Zhang

Fuer Merger Newco Ltd.

Oriental Agriculture Co., Ltd.

Trade Ever Holdings Limited

Faith Origins Limited

Allied Merit International Investment Inc.

Virtue World Limited

Yuhua Liu

Qiuli Zhao

Shuxian Liu

Heping Gao

Pingfang Han

Guobin Tan

Hailong Cao

Jinquan Shi

Xixian Dong

Houyun Yang

Shunxiang Xun

Xiuli He

Xiaoling Yu

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

35953T109

(CUSIP Number of Class of Securities)

Li Zhang c/o Fuer International, Inc. Neiwei Road, Fulaerji District, Qiqihar, Heilongjiang, China 161041 86-452-6919150	J. Brett Pritchard, Esq. Charles Wu, Esq. Locke Lord LLP 111 S. Wacker Drive Chicago, Illinois 60606 Tel: (312) 443-1700 Fax: (312) 443-0336

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

This statement is filed in connection with (check the appropriate box):

☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☐	c. A tender offer.

☒	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$501,515.88	$68.41***

* The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The calculation assumes the purchase of all outstanding shares of common stock of the Issuer (other than 12,569,259 shares of common stock already beneficially owned by the Filing Persons) at a purchase price of $1.29 in cash per share. There were 388,772 shares of Common Stock of outstanding that were not beneficially owned by the Filing Persons as of March 8, 2013.

** The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended. The fee is calculated by multiplying the transaction valuation by 0.0001364.

*** Previously paid.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

Page

Item 16. Exhibits

SIGNATURES

EXPLANATORY NOTE

This Amendment No. 2 is being filed as the final amendment to the Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) filed by Li Zhang, Oriental Agriculture Co., Ltd., Trade Ever Holdings Limited, Faith Origins Limited, Allied Merit International Investment Inc., Virtue World Limited, Yuhua Liu, Qiuli Zhao, Shuxian Liu, Heping Gao, Pingfang Han, Guobin Tan, Hailong Cao, Jinquan Shi, Xixian Dong, Houyun Yang, Shunxiang Xun, Xiuli He, Xiaoling Yu (collectively, the “Contributing Stockholders”) and Fuer Merger Newco Ltd. (“Newco”) on March 8, 2013, as amended and restated by Amendment No. 1 to the Schedule 13E-3 filed on March 29, 2013, in connection with the short-form merger of Newco with and into Fuer International, Inc. (“Fuer”), pursuant to Section 92A.180(2) of the Nevada Revised Statute (“NRS”). All information set forth in this final amendment should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3, as amended to date.

The merger of Newco with and into Fuer pursuant to Section 92A.180(2) of the NRS became effective on July 2, 2013 (the “Effective Date”). Fuer is the corporation surviving the merger, and as a result of the merger Fuer is now a privately held wholly owned subsidiary of the Contributing Stockholders.

Pursuant to the terms of the merger, each outstanding share of common stock (other than shares held by Newco, shares held in treasury and shares with respect to which appraisal rights have been properly exercised and not withdrawn or lost) was converted into the right to receive $1.29 per share in cash, without interest. Notices of Merger and Dissenter’s Rights and Letters of Transmittal will be mailed to the former holders of such shares by the paying agent for the short-form merger as promptly as practicable, but in no event later than ten calendar days following the date the merger became effective, and should be read carefully.

Item 16. Exhibits

Exhibit Number	Description

(a)(1)	Letter from Fuer Merger Newco to Stockholders of Fuer International, Inc.*

(a)(2)	Form of Notice of Merger and Dissenter’s Rights*

(b)	None

(c)	None

(d)	Contribution Agreement by and between the Contributing Stockholders and Fuer Merger Newco dated March 8, 2013*

(e)	None

(f)	Nevada Revised Statutes Section 92A.300 to Section 92A.500 — Dissenters’ Rights Provisions*

(g)	None

*	Previously filed.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13E-3 is true, complete and correct.

Dated: July 3, 2013

FUER MERGER NEWCO LTD.

By:	/s/ Li Zhang
Name: Li Zhang Title: Sole Director

LI ZHANG

/s/ Li Zhang
Li Zhang

YUHUA LIU

/s/ Yuhua Liu
Yuhua Liu

ORIENTAL AGRICULTURE CO., LTD.

By:	/s/ Li Zhang
Name: Li Zhang Title: Sole Director

TRADE EVER HOLDINGS LIMITED

By:	/s/ Xi Liu
Name: Xi Liu Title: Sole Director

FAITH ORIGINS LIMITED

By:	/s/ Li Guo Li
Name: Li Guo Li Title: Sole Director

QIULI ZHAO

/s/ Qiuli Zhao
Qiuli Zhao

SHUXIAN LIU

/s/ Shuxian Liu
Shuxian Liu

HEPING GAO

/s/ Heping Gao
Heping Gao

PINGFANG HAN

/s/ Pingfang Han
Pingfang Han

GUOBIN TAN

/s/ Guobin Tan
Guobin Tan

HAILONG CAO

/s/ Hailong Cao
Hailong Cao

JINQUAN SHI

/s/ Jinquan Shi
Jinquan Shi

ALLIED MERIT INTERNATIONAL INVESTMENT INC.

By:	/s/ Gang Liu
Name: Gang Liu Title: Sole Director

VIRTUE WORLD LIMITED

By:	/s/ Liping Zhang
Name: Liping Zhang Title: Sole Director

XIXIAN DONG

/s/ Xixian Dong
Xixian Dong

HOUYUN YANG

/s/ Houyun Yang
Houyun Yang

SHUNXIANG XUN

/s/ Shunxiang Xun
Shunxiang Xun

XIULI HE

/s/ Xiuli He
Xiuli He

XIAOLING YU

/s/ Xiaoling Yu
Xiaoling Yu